May 11, 2007
Securities and Exchange Commission
Attn: Maryse Mills-Apenteng
100 F Street, N.E.
Washington, DC 20549

Re:	MakeMusic, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 File No. 333-141566 Form 10-KSB for the fiscal year ended December 31, 2006 File No. 0-26192
Dear Ms. Mills-Apenteng:
     On behalf of MakeMusic, Inc. (the “Company”), we are providing to the SEC Staff this response letter, which addresses each comment in the SEC Staff letter dated April 23, 2007. For the Staff’s convenience we have attached our proposed Pre-Effective Amendment No. 1 to Form S-3 (“Amendment No. 1”), marked to show changes discussed in this response letter. For ease of reference, we set out each SEC Staff comment in bold below, and then follow each comment with the Company’s response.
General
1.	We note that the registration statement covers sales by two affiliated entities, each of which is ultimately managed by Jeffrey A. Koch, Chairman of the Board of MakeMusic, Inc. Given that the shareholders are affiliates of the company, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a secondary transaction that is eligible to be made using Form S-3.
     The issue raised by the Staff is whether the offering described in the Registration Statement should be viewed as a primary offering, due to the fact that the selling shareholders are ultimately managed by the Company’s Chairman of the Board. The Company hereby respectfully advises the Staff that it has determined that the transaction being registered is a

Maryse Mills-Apenteng
May 11, 2007

“secondary” offering appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
     Rule 415(a)(1)(i) permits issuers to register securities for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary . . . .” The Company believes it satisfies Rule 415(a)(1)(i) because it is registering securities on behalf of persons other than the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.
     In the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Interpretation 20 of Section H, Form S-3 states that “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.” The Company respectfully advises the Staff that the selling shareholders are not acting as underwriters and are not offering securities on behalf of the Company.
     Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” As used in Section 2(a)(11), the term “issuer” includes affiliates. However, Telephone Interpretation 38 of Section D, Rule 415(1)(1)(i), Form S-3 explains that, for purposes of registration for resale on Form S-3, “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”
     Telephone Interpretation 29 of Section D, Rule 415, Form S-3, explains that determination of whether an offering styled a secondary one is really on behalf of the issuer is factual and depends on several factors, including how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
     Based on the following factors, the Company does not believe that the selling shareholders are underwriters and, accordingly, maintains that the offering described in the Registration Statement is a secondary offering:
1. How long the selling shareholders have held the shares:

Maryse Mills-Apenteng
May 11, 2007

     As of the effective date of this Registration Statement, the selling shareholders, directly or through their members, will have held 9% of their shares for over 17 months, 26% of their shares for over one year, and 2% of their shares for approximately 10 to 12 months. All of these shares were acquired on the open market or in third-party transactions and not from the issuer, as explained below under Heading 2 to this Comment #1 and in our response to Comment #2. Further, although the selling shareholders purchased approximately 63% of their holdings in January 2007, including an unexercised warrant for 312,500 shares that expires February 27, 2008, the acquisition was privately negotiated with commonly-managed foreign shareholders who held the shares for over three years and who were not affiliated with an officer or director of the Company. The Staff has indicated in connection with Section 4(1) and Rule 144 that expiration of a two-year period from the date securities were acquired from the issuer or an affiliate is persuasive evidence that securities were not purchased with a view to distribution. Although resales of restricted stock pursuant to a registration statement on Form S-3 are not required to comply with Rule 144, the Company believes the analysis is relevant to evaluating the intent behind the selling shareholders’ acquisition. Not only have the selling shareholders held a portion of the shares for over one year, which evidences investment intent, but all of the outstanding shares were acquired in open market purchases or from holders who were not affiliated with officers or directors of the Company. Thus, more than two years has passed since purchase from the Company. The length of the holding period, as measured from the dates of purchase from the Company, indicates that the selling shareholders did not acquire these securities with a view to distribution.
2. Circumstances under which the selling shareholders received their shares:
     The selling shareholders did not acquire any of their holdings from the issuer. The issuer was not involved in the negotiation or consummation of the transactions. The selling shareholders, directly and through their members, acquired 400,025 shares of the Company’s common stock on the open market and in one block trade between December 2005 and March 2006. An additional 28,357 shares were acquired on the open market between April 2006 and July 2006. As explained above, in January 2007, the selling shareholders purchased 386,588 outstanding shares and a warrant to purchase 312,500 shares in privately negotiated transactions with certain foreign shareholders who were not affiliated with officers or directors of the Company and who had held such securities for over three years. All of those outstanding shares, as well as the shares underlying the warrant, were previously registered for resale. Because the selling shareholders have acquired only securities that were previously outstanding, and because the issuer has had no involvement in any such transactions, the circumstances do not indicate that the selling shareholders are offering or selling in connection with, or participating in, an underwriting or distribution.
3. Selling shareholders’ relationship to the issuer:

Maryse Mills-Apenteng
May 11, 2007

     The Company’s relationship with the selling shareholders is not an underwriting relationship. The selling shareholders plan to sell shares into the market without collecting a finder’s fee, commission or other payment from the Company. Unlike a traditional underwriting arrangement, the selling shareholders did not purchase from the issuer and none of the selling shareholders’ acquisitions of shares covered by this Registration Statement were conditioned on the prior effectiveness of a registration statement or otherwise on the selling shareholders’ ability to resell the underlying shares. In addition, as explained above, the length of the holding period and circumstances under which the selling shareholders acquired the shares do not indicate that the selling shareholders purchased from the Company with a view to distribution. The amount of shares involved, the nature of the selling shareholders’ acquisitions and the fact that the Company will not receive proceeds from the offering signify that the selling shareholders are not participating in an underwriting or distribution.
     Moreover, neither of the selling shareholders should be considered the Company’s alter ego. The selling shareholders are private investment funds; they are not engaged in a line of business that is similar to the Company’s. The selling shareholders do not have a contractual right to appoint members of the Company’s Board of Directors. Rather, Mr. Koch was appointed pursuant to a recommendation by the Company’s Governance Committee, which felt that the appointment would promote direct representation of shareholders and was in the Company’s best interest. Accordingly, the selling shareholders are not the Company’s alter ego and are making a genuine secondary offering.
4. Amount of shares involved:
     The Staff has indicated that a transaction’s impact on the trading market for an issuer’s stock may be indicative of whether the transaction is a distribution. Transactions that fall below certain volume thresholds are less likely to constitute a primary offering on the issuer’s behalf. As noted above, Telephone Interpretation 20 states that affiliates may make secondary offerings on Form S-3, even where the affiliates own more than 50% of the issuers securities, provided that the Staff will examine sales involving a high percentage of the issuer’s outstanding stock on a case-by-case basis. As filed, the Registration Statement would permit the selling shareholders to resell up to all of their shares of the Company’s common stock, including shares underlying a warrant, which together currently equal 27.3% of the Company’s outstanding common stock. This figure is well below the 50% threshold identified in Telephone Interpretation 20. The figure is also below the 33% cap the Staff has recently suggested for registration in PIPE transactions of common stock underlying convertible securities. Resale by the selling shareholders will not have a dilutive effect on the market for the Company’s shares, because, with the exception of 312,500 shares issuable pursuant to the outstanding warrant, which underlying shares total only 8% of the Company’s outstanding common stock, all of the shares are currently outstanding. Moreover, a significant portion of the shares, including the warrant shares, were registered for resale by the prior holders on Form S-3 at the time of the selling shareholders’ acquisition. The resale’s

Maryse Mills-Apenteng
May 11, 2007

potential impact on the trading market for the Company’s common stock is nominal, which indicates the selling shareholders are not participating in an underwriting or distribution.
5. Whether the selling shareholders are in the business of underwriting securities:
     The selling shareholders are private investment funds. To the Company’s knowledge and based on inquiry, neither is a registered broker-dealer, and neither acts as a placement agent, finder or underwriter for companies in which they invest. Each of the selling shareholders has advised the Company that it purchased the shares in the ordinary course of business and that at the time of the purchase of the shares to be resold hereunder, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Schedule 13D/A filed by the selling shareholders on January 30, 2007, explains that the selling shareholders acquired shares of the Company’s common stock for investment purposes. Likewise, the warrant bears a legend and contains representations relating to investment intent.
6. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:
     Neither of the selling shareholders is acting as a conduit for the Company with respect to the sale of shares being registered. Each of the selling shareholders has assumed an investment risk because they have fully purchased the shares they are proposing to sell and, as explained above, have held the shares for periods sufficient to demonstrate investment intent. As mentioned, the selling shareholders did not acquire any of their holdings directly from the Company. The Company will not receive proceeds from the sale of shares, and, to the Company’s knowledge, neither of the selling shareholders has any agreement or understanding as to the price, quantity or timing of the sale of the shares, nor do they have an obligation to sell the shares. Moreover, as noted above, the selling shareholders have represented that they acquired the shares for investment purposes. These facts indicate that the selling shareholders are not participating in a distribution and that the securities being registered were not purchased with a view to distribution. Therefore, the selling shareholders are not acting as underwriters and the offering should be viewed as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
2.	Further, please advise as to how the shareholders obtained their shares. In this regard, we note your disclosure under the subheading The Offering on pages 1-2 indicating that in addition to acquiring shares and warrants from various investment funds in private, unregistered resale transactions, the affiliated entities received some of their shares “as a capital contribution from their members.” Please explain to us in greater detail what this reference means. Identify and describe the “members” and explain the economic terms and mechanics of the “capital contribution.”

Maryse Mills-Apenteng
May 11, 2007

     In December 2005 and February 2006, LaunchEquity Partners I, L.P. (“LEP”) used cash on hand to purchase an aggregate of 120,506 shares of the Company’s common stock on the open market and in one block trade. In February 2006 and March 2006, LEAP Holdings, L.P. (“LEAP Holdings”) used cash on hand to purchase an aggregate of 279,519 shares of the Company’s common stock on the open market. These purchases were reported in the Schedule 13D filed with the SEC on March 6, 2006.
     Between April 2006 and June 2006, LEP acquired in the aggregate 22,257 additional shares of the Company’s common stock on the open market using cash on hand. On June 22, 2006 and June 23, 2006, LEAP Holdings acquired in the aggregate 6,100 additional shares of the Company’s common stock on the open market using cash on hand.
     On July 13, 2006, as part of a restructuring and the distribution of partnership assets in connection with the dissolution of LEP, Andrew C. Stephens and Jeffrey A. Koch, as limited partners of LEP, received from LEP 64,870 and 64,919 shares, respectively, of the Company’s common stock. The remaining 12,974 shares of the Company’s Common Stock held by LEP were distributed at the same time to the other limited partner of LEP. Mr. Stephens and Mr. Koch simultaneously contributed those 64,870 and 64,919 shares, respectively, to Baker Street Partners, LLC and the Koch Family Trust, which simultaneously contributed those shares to LaunchEquity Acquisition Partners, LLC — Education Partners I as capital contributions. These transactions were reported in the Schedule 13D/A (Amendment No. 1) filed with the SEC.
     On July 13, 2006, as part of a restructuring and the distribution of partnership assets in connection with the dissolution of LEAP Holdings, Mr. Stephens, as the sole limited partner of LEAP Holdings, received 285,619 shares of the Company’s common stock. Mr. Stephens simultaneously contributed those shares to Baker Street Partners, LL, which simultaneously contributed those shares to LaunchEquity Acquisition Partners, LLC — Education Partners (“LEAP Partners”) as a capital contribution. This transaction was reported in the Schedule 13D/A (Amendment No. 1) filed with the SEC.
     On January 19, 2007, LEAP Partners, using cash on hand, acquired an additional 386,588 shares of the Company’s common stock and warrants to purchase 312,500 shares of the Company’s common stock in a private purchase from FCPI SGAM Innovation 1, FCPI SOGE Innovation, FCPI SOGE Innovation 2, FCPI SOGE Innovation 5, FCPI SOGE Innovation 6, and FCPI SOGE Innovation 7 (collectively, “FCPI”). As reported in the Schedule 13D/A filed with the SEC by FCPI on January 22, 2007, FCPI had previously acquired those shares and warrants in a series of private purchases from the Company in October 2000, January 2003, and February 2003. LEAP Partners’ acquisition of FCPI’s shares was reported in the Schedule 13D/A (Amendment No. 2) filed with the SEC on January 30, 2007.
Prospectus Summary, page 1

Maryse Mills-Apenteng
May 11, 2007

3.	On page 2 you state that registration statement concerns additional shares that are issued in transactions “effected without the receipt of consideration.” Please revise so that this statement is no more extensive than the scope of Rule 416, which concerns only adjustments to prevent dilution resulting from stock dividends, stock splits or similar transactions.
     Pursuant to your request, the Company has revised the Registration Statement on page 2 to specify that adjustments will be made only to prevent dilution resulting from stock dividends, stock splits or similar transactions.
Selling Shareholders, page 5
4.	Please include the selling shareholder information required by Item 507 of Regulation S-B. Describe the transaction by which each of the selling security holders acquired the securities that are offered under the registration statement. Provide a materially complete description of the terms of the warrants. Note that the acquisition of shares directly or indirectly from the company and the rights of the selling shareholders as holders of warrants, are “material relationships” within the meaning of Item 507 of Regulation S-B.
     The Company respectfully submits that the information required by Item 507 of Regulation S-B is contained in the Form S-3 as originally filed with the SEC. As described in the response to Comment #2 above, each of the selling shareholders purchased their shares of the Company’s common stock from third parties and not from the Company. As a result, a description of those transactions is not required by Item 507.
     Pursuant to your request, the amended Form S-3 contains a description of the material terms of the warrants.
Exhibits
5.	The warrant agreement relating to shares being offered has not been listed in the exhibit index. Please file each warrant agreement that relates to shares being offered as an exhibit or incorporate the applicable warrant agreements by reference. See paragraph (b)(4) of Item 601 of Regulation S-B.
     Pursuant to your request, the Company has listed the warrant in the exhibit index and has filed the Warrant Agreement as an exhibit to the Pre-Effective Amendment No. 1 to the Registration Statement.
Legality Opinion

Maryse Mills-Apenteng
May 11, 2007

6.	In Exhibit 5.1 counsel states that the shares to be sold by the selling shareholders are validly issued, fully paid and non-assessable. However, some of the shares that are not issued as they underlie warrants. Please revise the opinion appropriately.
     Counsel has revised the opinion to clarify that the shares underlying the warrant are not currently outstanding. Such shares will be validly issued, fully paid and non-assessable when issued pursuant to the terms of the Warrant Agreement.
Form 10-KSB for the fiscal year ended December 31, 2006
Disclosure Controls and Procedures
7.	You refer to Exchange Act Rules 13a-14 and 15d-14 in defining disclosure controls and procedures. Please note that pursuant to Item 307 of Regulation S-B, the term “disclosure controls and procedures” is defined by Rules 13a-15(e) and 15d-15(e), and not the rules you cited. Please confirm, if true, that your disclosure controls and procedures are consistent with this standard and that your filings will refer to the rules that contain the applicable definitions on a going-forward basis.
     The Company has evaluated its disclosure controls and procedures as defined by 13a-15(e) and 15d-15(e) and has determined that its controls and procedures are consistent with such standard. The Company will refer to the appropriate definition on a going-forward basis.
8.	Further, you state that the company’s disclosure controls and procedures “are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.” This definition of disclosure controls and procedures is more limited than what is called for under Rule 13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of this section for the relevant period and that you will conform your disclosure in future filings.
     The Company has evaluated its disclosure controls and procedures as defined by 13a-15(e) and 15d-15(e) and has determined that they are designed to ensure that information

Maryse Mills-Apenteng
May 11, 2007

required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company will include the proper language in its future filings beginning with the quarterly report on Form 10-QSB for the quarter ended June 30, 2007.
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     The Company respectfully submits that the foregoing responses are appropriately responsive to the Staff’s comments contained in the comment letter, and would sincerely appreciate your prompt attention to the Registration Statement, as amended. If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely, FREDRIKSON & BYRON, P.A.
/s/ Melodie R. Rose
Melodie R. Rose
Attorney at Law Direct Dial: 612.492.7162 Email: mrose@fredlaw.com

cc:	Karen VanDerBosch Brian Blaney